Exhibit 99.1

MEDIA RELEASE

ROGERS AND SHAW EXTEND OUTSIDE DATE OF

PROPOSED MERGER

Rogers, Shaw and Shaw Family Living Trust remain committed to the merger, and continue to pursue the divestiture of Freedom Mobile to Quebecor on the terms previously disclosed

TORONTO AND CALGARY, July 27, 2022 – Rogers Communications Inc. (“Rogers”), Shaw Communications Inc. (“Shaw”) and the Shaw Family Living Trust have agreed to extend the outside date of the proposed merger of Rogers and Shaw (the “Transaction”) to December 31, 2022 (which outside date may be further extended to January 31, 2023 at the option of Rogers or Shaw, provided Rogers has committed financing available to complete the merger), demonstrating their commitment to completing this transformative combination.

Rogers and Shaw continue to pursue the divestiture of Freedom Mobile to Quebecor on the terms set out in the previously disclosed agreement. Negotiation of the definitive transaction documents are progressing, and the parties will provide an update in due course.

The Transaction has already been approved by the shareholders of Shaw and the Court of Queen’s Bench of Alberta, and the Canadian Radio-television and Telecommunications Commission, and remains subject to review by the Competition Tribunal and Competition Bureau and approval by the Minister of Innovation, Science and Industry and other customary closing conditions.

Caution Regarding Forward Looking Statements

This news release may include “forward-looking statements” within the meaning of applicable securities laws, including statements about the previously disclosed agreement among Rogers, Shaw and Quebecor for the divestiture of Freedom Mobile to Quebecor and the status of the negotiations of the definitive transaction documents. We caution that all forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause the current objectives, strategies and intentions of Rogers and Shaw to change. Such risks, uncertainties and other factors include, among others, the failure of Rogers and Shaw to enter into definitive transaction documents with Quebecor in the expected timeframe or at all. Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding the future results or plans of Rogers, Shaw or Quebecor. We cannot guarantee that any forward-looking information will materialize and you are cautioned not to place undue reliance on this forward-looking information. Any forward-looking information contained in this news release represent expectations as of the date of this news release and are subject to change after such date. All forward-looking statements are made pursuant to the “safe harbour” provisions of the applicable Canadian and United States securities laws. Neither Rogers, Shaw nor Quebecor are under any obligation (and Rogers, Shaw and Quebecor expressly disclaim any such obligation) to update or alter any statements containing forward-looking information, except as required by law.

About Rogers

Rogers is a leading Canadian technology and media company that provides communications services and entertainment to consumers and businesses. Rogers’ shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI). For more information, please visit: www.rogers.com or  http://investors.rogers.com.

About Shaw Communications Inc.

Shaw is a leading Canadian connectivity company. The Wireline division consists of Consumer and Business services. Consumer serves residential customers with broadband Internet, Shaw Go WiFi, video and digital phone. Business provides business customers with Internet, data, WiFi, digital phone, and video services. The Wireless division provides wireless voice and LTE data services.

Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX – SJR.B, NYSE – SJR, and TSXV – SJR.A). For more information, please visit www.shaw.ca

For more information:

Rogers Communications media contact

1-844-226-1338

media@rci.rogers.com

Rogers Communications investment community contact

Paul Carpino

647-435-6470

paul.carpino@rci.rogers.com

Shaw Communications Inc. contact

Chethan Lakshman, VP, External Affairs

403-930-8448

chethan.lakshman@sjrb.ca

Shaw Communications investment community contact

investor.relations@sjrb.ca